                                                                    EXHIBIT 20.1


IMMEDIATE RELEASE                          For further information contact:
September 29, 1998                         Joel L. Hawthorne
                                           Director, Investor & Public Relations
                                           Acme Metals Incorporated
                                           (708) 841-8383, ext. 2266


              ACME METALS INCORPORATED SEEKS CHAPTER 11 PROTECTION
                COMPANY CONTINUES "BUSINESS AS USUAL" OPERATIONS


         Acme Metals Incorporated (NYSE:AMI, TSE:AMK) announced today that it and its wholly owned subsidiaries, Acme Steel Company, Acme Packaging Corporation, Alpha Tube Corporation, Alabama Metallurgical Corporation, Acme Steel Company International, Inc., have filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Company officials also said that it has entered into an agreement in principle, subject to bankruptcy court approval, with BankAmerica Business Credit, Inc., a subsidiary of Bank of America National Trust & Savings Association, to obtain postpetition debtor-in-possession financing. The agreement is for a 24 month working capital facility that will provide a secured line of credit up to $100 million to fund short term cash needs. The Company believes that such funds, together with current cash on hand will provide the liquidity for normal day-to-day operations, including honoring all postpetition trade and employee obligations.

         Acme Metals, headquartered in Riverdale, Illinois, filed its voluntary petitions for reorganization under Chapter 11 after management determined that action was required at this time to preserve the operational strength and assets of the Company's businesses while their debt is restructured.

         Stephen D. Bennett, President and Chief Executive Officer of Acme Metals Incorporated, said, "The decision to enter the Chapter 11 reorganization process was a very difficult step for us to take. We carefully considered all the alternatives and what effect such a reorganization would have on our shareholders, employees, customers, creditors, vendors and on the community and, on balance, we believe this was the best course available to us. Our business will continue and we intend to reorganize and exit Chapter 11 as soon as possible. Employees, vendors and other suppliers of goods and services provided after the filing will be paid according to our regular business practices."

         "Several factors contributed to our decision to seek Chapter 11 protection, including greater than anticipated losses due to the rapid deterioration in steel demand and selling prices. Such losses resulted in breaches of certain financial covenants in the Company's loan agreements, reduced liquidity, and a projected inability to service our ongoing debt obligations."

         Mr. Bennett further noted that, "Over the past two years, we have made good progress in resolving the operating difficulties with our new production facilities, reducing manufacturing costs and regaining our traditional niche product customers, but additional progress is still needed. Unfortunately, the widespread difficulties affecting the steel industry as a whole have prevented us from continuing our efforts without the protection afforded by the Chapter 11 filing. Recent forces in the steel market environment have had a major negative impact on our financial results. Record high levels of low-priced imports and high steel inventories have caused a significant drop in our steel order book and average selling prices."

         Mr. Bennett concluded, "Being in Chapter 11 is obviously not a situation to which Acme Metals would aspire. However, the Chapter 11 filing eliminates months of uncertainty that could have had a negative impact on our Company. Importantly, it allows the business to continue so that our customers will see no changes in the quality and availability of our products. Through the benefits of the Chapter 11 process, we believe we can take full advantage of the operational improvements already in place and also restructure our long term debt obligations to ensure Acme Metals viability."
                                                                               2

         This press release contains forward-looking statements made pursuant to the "safe harbor" provisions of the federal securities law. Investors are cautioned that such forward-looking statements are not guarantees of future performance, involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Important factors known to management that could cause actual results to differ materially from those contemplated by the forward-looking statements in this press release include, but are not limited to, the effect of economic and market conditions, further adverse developments with respect to the operations of the Company's various businesses, prosecution of the Chapter 11 case, adverse developments in the timing or results of the Company's current strategic business plan and the ability of the Company to return its operations to profitability. Additional factors that would cause actual results to differ materially from those contemplated within this press release can be found in the company's periodic report filings with the Securities and Exchange Commission.


Acme Metals Incorporated, through its operating subsidiaries, is a fully integrated producer of steel, steel strapping and strapping products, and welded steel tubing. Its common stock is traded on the New York Stock Exchange under the symbol AMI and on the Toronto Stock Exchange under the symbol AMK.


                                       ###

                                                                               3